

July 18, 2022

Carl F. Giesler, Jr.
Executive Vice President and Chief Financial Officer
Southwestern Energy Company
10000 Energy Drive
Spring, TX 77389

      Re: Southwestern Energy Company
          Form 10-K for Fiscal Year Ended December 31, 2021
          Response dated June 28, 2022
          File No. 001-08246

Dear Mr. Giesler:

      We have reviewed your June 28, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2022 letter.

Response dated June 28, 2022

Risk Factors, page 34

1.   We note your response to prior comment 2 asserts that your revenues are greatly affected by commodity prices, which are subject to a myriad of factors, including the relative cost of competing sources of energy or fuel such as wind and solar. We also note your response states that "there have been great strides made in the development of technology, alternative forms of energy and other climate change-related trends" that may materially impact your business in the future. Consistent with our prior comment, please provide disclosure addressing the impact that technological developments such as improvements in fuel economy, advances in energy storage and increased energy generation from sources other than fossil fuels, such as wind and solar, may have on your operations and business strategy.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation